WHITE                               Attorneys and Counselors at Law
KOCH, KELLY                            John F. McCarthy, Jr.
     &                                 Benjamin Phillips
   McCARTHY                            Albert V. Gonzales
A Professional Association             C.W.N. Thompson, Jr.
                                       M. Karen Kilgore
                                                             Suzanne Odom
                                       Sandra J. Brinck
                                       Aaron J. Wolf
                                       Mary E. Walta
                                       Rebecca Dempsey    Special Counsel
                                       John M. Hickey     Paul L. Bloom
                                       Julia Wittenberger-Wagner
                                       Julia B. Rose


                                 February 17, 2005



Patricia A. Williams
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549                         Via EDGAR Correspondence


Re:  Thornburg Investment Trust
     Registration Number Under the Securities Act of 1933: 33-14905 Registration Number Under the Investment Company Act of
     1940:  811-05201

Dear Ms. Williams:

     We filed on December 1, 2004 post effective amendment number 62 to the Registration Statement on form N-1A of Thornburg Investment Trust. The amendment became effective on February 1, 2005, in accordance with Rule 485 (a)(1) under the Securities Act of 1933. We subsequently filed on February 7, 2005, in accordance with Rule 497, definitive versions of the three prospectuses and three statements of additional information which were components of the December 1, 2004 amendment.

     I outline below revisions made to the amendment and reflected in the documents filed on February 7, 2005. I do not comment on minor corrections, conforming changes, grammatical corrections and similar revisions.



433 Paseo de Peralta    Post Office Box 787    Telephone (505) 982-4374
Santa Fe, NM  87501    Santa Fe, NM 87504-0787       Fax (505) 984-8631
                        e-mail cwnt@wkkm.com


                                                   Patricia A. Williams
                                                      February 17, 2005
                                                                 Page 2


Thornburg Funds Prospectus (Classes A, B, C and D Shares), February 1,
2005
__________________________

     1. We have inserted under the caption "Past Performance of the Fund"for each Fund the total return information as of December 31, 2004, together with the corresponding returns for the index against which each Fund's returns are compared. In a few cases we also updated the highest or lowest quarterly results, where required.

     2. We conformed bar chart scales for the Funds, so that fixed income Funds conformed to one scale, and equity Funds conformed to another scale.

     3. We changed the index used to compare performance for Limited Term National Fund from the Lehman Five Year General Obligation Bond Index to the Lehman Five Year Municipal Bond Index.

     4. We changed the index used to compare performance for Limited Term California Fund from the Lehman Five Year General
         Obligation Bond Index to the Lehman Five Year Municipal Bond
         Index.

     5. Footnote (4) to the Annual Fund Operating Expenses table for Government Fund was revised to add a statement that the investment adviser and principal underwriter intend to waive fees and reimburse expenses so that actual Class B expenses do not exceed 2.50%.

     6. We changed the index used to compare performance for Income Builder Fund. Previously, total returns were compared to the Standard & Poor's Composite Index of 500 Stocks. Currently, returns are compared to a "blended benchmark" comprised of 25% Lehman Brothers Aggregate Bond Index, and 75% MSCI World Equity Index. Both indices are broad measures of market performance, but the first measures the bond market and the second measures domestic and foreign equity markets. In addition, we added a footnote to the tables which describes the basic components of each of these indices.


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                 Page 3


     7. We deleted from footnote (4) to the Income Builder Fund Annual Operating Expenses table a statement that the investment adviser will reimburse expenses so that actual Class A expenses will not exceed 1.60%, because that class is currently accruing expenses at a lower rate.

     8. We deleted from the fourth paragraph appearing under the caption "Buying Class A Shares" a sentence stating that investors should retain their account information because it appeared redundant with the balance of the paragraph.

     9. We revised and simplified the description of accounts which can be combined by investors to obtain the "rights of accumulation" discount. This language appears under the caption "Rights of Accumulation."

    10. We deleted one of the variations from the public scale of sales charges for Class A shares, which appeared under the caption "Proceeds From a Load Fund Redemption."

    11. In response to a staff comment, we deleted from the second paragraph appearing under the caption "Excessive Trading" a statement that the Funds could, in the circumstances described, "cancel any purchase or exchange order" and also deleted the sentence "The Funds further reserve the right to delay for up to one business day the processing of any exchange requests."


    12. We deleted from under the caption "Federal Tax Treatment of Sales or Redemptions of Shares" a statement that gains on certain redemption would be capital gains for federal income tax purposes. We also deleted a statement from the second paragraph following stating that two of the Funds, would provide information as to the percentage of income derived from Treasury securities.


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                 Page 4


Institutional Class Shares Prospectus (Class I), February 1, 2005
__________________________

    13. We have inserted under the caption "Past Performance of the Fund" for each Fund the total return information as of December 31, 2004, together with the corresponding returns for the index against which each Fund's returns are compared. In a few cases, we also have updated the highest or lowest quarterly results, where required.

    14. We conformed the bar chart scales for the Funds, under the caption "Past Performance of the Fund," so that fixed income Funds conform to one scale, and equity Funds conform to another scale.

    15. We changed the index used to compare performance for Limited Term National Fund from the Lehman Five Year General Obligation Bond Index to the Lehman Five Year Municipal Bond Index.

    16. We changed the index used to compare performance for Limited Term California Fund from the Lehman Five Year General
         Obligation Bond Index to the Lehman Five Year Municipal Bond
         Index.

    17. We added to the last paragraph under the caption "Principal Investment Strategies" for Growth Fund a statement that portfolio turnover may exceed 100% per year.

    18. We changed the index used to compare performance for Income Builder Fund. Previously, total returns were compared to the Standard & Poor's Composite Index of 500 Stocks. Currently, returns are compared to a "blended benchmark" compromised of 25% Lehman Brothers Aggregate Bond Index, and 75% MSCI World Equity Index. Both indices are broad measures of market performance, but the first measures the bond market and the second measures domestic and foreign equity markets. In addition, we added a footnote to the table which described the basic components of each of these indices.


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                 Page 5


    19. In response to a staff comment, we deleted from the second paragraph appearing under the caption "Excessive Trading" a statement that the Funds could, in the circumstances described, "cancel any purchase or exchange order" and also deleted the sentence "The Funds further reserve the right to delay for up to one business day the processing of any exchange requests."

    20. We deleted from the first paragraph under the caption "Dividends and Distributions" a statement respecting notifications respecting characterization of distributions.

Thornburg Retirement Plan Shares Prospectus(Classes R-1 and R-5),
February 1, 2005
__________________________

    21. We have inserted under the caption "Past Performance of the Fund" for each Fund the total return information as of December 31, 2004, together with the corresponding returns for the index against which each Fund's returns are compared.
         In a few cases we also updated the highest or lowest quarterly results, where required.

    22. We conformed bar chart scales for the Funds, so that fixed income Funds conform to one scale, and equity Funds conform to another scale.

    23. We have increased the estimate for "other expenses" for the new class of shares of each of the Funds to 1.20% for the first fiscal year this class of shares is available. The designation of this class also has been changed from "R-3" to "R-5" for each Fund.

    24. We have revised footnote (3) to the Annual Fund Operating Expenses Table for Government Fund, Income Fund, Value Fund and International Fund to delete the words "current actual" in stating that the displayed expense ratio is not representative, and replacing the deleted words with the word "expected." The sentence now reads "Other expenses for Class R-1 shares are based on expenses for the fiscal year ended September 30, 2004, which appear disproportionately high because the class assets were relatively small for much of the year, and are not representative of expected expenses."


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                 Page 6

    25. We added a statement to footnote (5) under Government Fund's Annual Fund Operating Expenses table that the investment adviser and the principal underwriter intend to reimburse expenses and waive fees so that actual Class R-5 expenses do not exceed .99%. We also added another footnote stating that Class R-5 shares are not available for this Fund as of the date of the Prospectus.

    26. We added to the explanation of the expense example table for Government Fund, Income Fund, Value Fund and International Fund a further explanatory note which reads: "In accordance with regulatory requirements, no five or ten year figures are provided for Class R-5 shares, because this is a new class of shares."

    27.  We added a statement to footnote (5) under Income Fund's
         Annual Fund Operating Expenses table that the investment adviser and the principal underwriter intend to waive fees and reimburse expenses so that actual Class R-5 expenses do not exceed .99%. We also added another footnote stating that Class R-5 shares are not available for this Fund as of the date of the Prospectus.

    28. We added a statement to footnote (5) under Value Fund's Annual Fund Operating Expenses table that the investment adviser and the principal underwriter intend to waive fees and reimburse expenses so that actual Class R-5 expenses do not exceed .99%.

    29. We added a statement to footnote (5) under International Value Fund's Annual Fund Operating Expenses table that the investment adviser and the principal underwriter intend to waive fees and reimburse expenses so that actual Class R-5 expenses do not exceed .99%.

    30. We added statement to footnote (5) under Growth Fund's Annual Fund Operating Expense table that the investment adviser and the principal underwriter intend to waive fees and reimburse expenses so that actual Class R-5 expenses do not exceed .99%. We also added another footnote stating that Class R-5 shares are not available for this Fund as of the date of the Prospectus.


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                 Page 7


    31. We changed the index used to compare performance for Income Builder Fund. Previously, total returns were compared to the Standard & Poor's Composite Index of 500 Stocks. Currently, returns are compared to a "blended benchmark" comprised of 25% Lehman Brothers Aggregate Bond Index, and 75% MSCI World Equity Index. Both indices are broad measures of market performance, but the first measures the bond market and the second measures domestic and foreign equity markets. In addition, we added a footnote to the table which describes the basic components of each of these indices.

    32.  We added a statement to footnote (5) under Income Builder
         Fund's Annual Fund Operating Expenses table that the investment adviser and the principal underwriter intend to waive fees and reimburse expenses so that actual Class R-5 expenses do not exceed .99%. We also added another footnote stating that Class R-5 shares are not available for this Fund as of the date of the Prospectus.

    33. In response to a staff comment, we deleted from the second paragraph appearing under the caption "Excessive Trading" a statement that the Funds could, in the circumstances described, "cancel any purchase or exchange order" and also deleted the sentence "The Funds further reserve the right to delay for up to one business day the processing of any exchange requests."

    34. The first paragraph under the caption "Dividends and Distributions" was revised to state that Growth Fund is expected to follow the practice of Value Fund and International Value Fund in declaring and paying any not investment income quarterly.

    35. The advisory fee table under the caption "Investment Adviser" was revised to include information for Class R-5 shares and simplify the information which follows the table.

    36. The explanatory paragraph which appears immediately under the caption "Financial Highlights" has been revised to state that Income Builder Fund commenced offering Class R-1 shares on February 1, 2005, and Value Fund and International Value Fund commenced offering Class R-5 shares on the same date.


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                 Page 8


Thornburg Funds Statement of Additional Information(Class A, B, C and D)), February 1, 2005
__________________________

    37. We have revised the disclosure under the caption "Investment Adviser, Investment Advisory Agreements, and Administrative Agreements" pertaining to the most recent renewal of the investment advisory agreements for each of the Funds. In particular, and consistent with a staff comment, the revision reflects the Trustees' comparison of the Funds' performance to the performance of certain indices and other mutual funds.

    38. In response to a staff comment, we added a disclosure under the subcaption "Proxy Voting Policies," which appears under the caption "Investment Adviser, Investment Advisory Agreements, and Administrative Services Agreements," stating that information respecting the voting of proxies relating to specific securities of each of the Funds is available on the Thornburg website.

    39. We have revised and enhanced the disclosure relating to the registrant's audit committee and governance and nominating committee. The disclosures appear under the caption "Management." In particular, we added disclosure relating to the Trustees' reconstitution of the nominating committee. In response to a staff comment, we added a disclosure of the number of times the governance and nominating committee met in the most recent fiscal year.

    40. We revised and updated disclosures of Trustee compensation, to reflect changes made in the registrant's policy since the post-effective amendment was filed. This disclosure appears under the caption "Management." In addition, updated figures and footnotes have been added to the compensation table.

    41. We have supplied updated information pertaining to Trustees' ownership of shares issued by the Trust, under the caption "Management." In accordance with a staff comment, Trustees' ownership interests are presented for each series.


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                 Page 9


Thornburg Institutional Class Shares Statement of Additional
Information(Class I), February 1, 2005
__________________________

    42. We have revised the disclosure under the caption "Investment Adviser, Investment Advisory Agreements, and Administrative Agreements" pertaining to the most recent renewal of the investment advisory agreements for each of the Funds. In particular, and consistent with a staff comment, the revision reflects the Trustees' comparison of the Funds' performance to the performance of certain indices and other mutual Funds.

    43. In response to a staff comment, we added a disclosure under the subcaption "Proxy Voting Policies," which appears under the caption "Investment Adviser, Investment Advisory Agreements, and Administrative Services Agreements," stating that information respecting the voting of proxies relating to specific securities of each of the Funds is available on the Thornburg website.

    44. We have revised and enhanced the disclosure relating to the registrant's audit committee and governance and nominating committee. The disclosures appear under the caption "Management." In particular, we added disclosure relating to the Trustees' reconstitution of the nominating committee. In response to a staff comment, we added a disclosure of the number of times the governance and nominating committee met in the most recent fiscal year.

    45. We revised and updated disclosures of Trustee compensation, to reflect changes made in the registrant's policy since the post-effective amendment was filed. This disclosure appears under the caption "Management." In addition, updated figures and footnotes have been added to the compensation table.

    46. We have supplied updated information pertaining to Trustee's ownership of shares issued by the Trust, under the caption "Management." In accordance with a staff comment, Trustees' ownership interests are presented for each series.


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                Page 10


Thornburg Retirement Plan Shares Statement of Additional Information (Classes R-1 and R-5), February 1, 2005
__________________________

    47. We have revised the disclosure under the caption "Investment Adviser, Investment Advisory Agreements, and Administrative Agreements" pertaining to the most recent renewal of the investment advisory agreements for each of the Funds. In particular, and consistent with a staff comment, the revision reflects the Trustees' comparison of the Funds' performance to the performance of certain indices and other mutual Funds.

    48. In response to a staff comment, we added a disclosure under the subcaption "Proxy Voting Policies," which appears under the caption "Investment Adviser, Investment Advisory Agreements, and Administrative Services Agreements," stating that information respecting the voting of proxies relating to specific securities of each of the Funds is available on the Thornburg website.

    49. We have revised and enhanced the disclosure relating to the registrant's audit committee and governance and nominating committee. The disclosures appear under the caption "Management." In particular, we added disclosure relating to the Trustees' reconstitution of the nominating committee. In response to a staff comment, we added a disclosure of the number of times the governance and nominating committee met in the most recent fiscal year.

    50. We revised and updated disclosures of Trustee compensation, to reflect changes made in the registrant's policy since the post-effective amendment was filed. This disclosure appears under the caption "Management." In addition, updated figures and footnotes have been added to the compensation table.

    51. We have supplied updated information pertaining to Trustees' ownership of shares issued by the Trust, under the caption "Management." In accordance with a staff comment, Trustees' ownership interests are presented for each series.


                                                   Patricia A. Williams
                                                      February 15, 2005
                                                                Page 11

Other Matters
__________________________

     In our telephone conversation of January 20, 2005, you requested on behalf of the staff that the registrant deliver a "Tandy" statement to the staff in connection with the post-effective amendment number 62 to the registrant's Registration Statement on Form N-1A.

     This letter constitutes our representation, on behalf of the registrant, that the registrant will not raise as a defense in any securities related litigation the comments raised by the staff in respect to the described amendment. We understand that the staff's request for this representation, and the registrant's representation, should not be construed as confirming that there is or is not, in fact, an inquiry, investigation or other matter involving the registrant.

     Please contact me with any questions. We appreciate your continuing courtesies and assistance.


                                 Sincerely,



                                 CHARLES W.N. THOMPSON, JR.


CWNT/smm